FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2005

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.     News Release dated June 24, 2005- New Director

2.     Material Change Report June 24, 2005- New Director

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                                       MISCELLANEOUS CORP.

                                                                                       (Registrant)

Date:  7 July, 2005                                                         By: /s/ Seamus Young

                                                                                                      Name

                                                                                       Its: President/Director

                                                                                                     (Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

DATE: June 24, 2005

______________________________________________________________________________________

NEW DIRECTOR

VANCOUVER Logan Resources Ltd. (the “Company”) announces the appointment of F. Charles Vickers, Jr. of Dallas, Texas as a director of the Company. Mr. Vickers is the president of Greyling Investments, Inc. which is a major shareholder in the Company as well as a number of other junior resource companies in Canada.  Mr. Vickers was the Chairman and President of Troutline Investments Inc. until April of 2004 when Troutline successfully merged with three oil and gas companies to become Innova Energy Ltd. (“Innova”). Mr. Vickers continues to serve as a director of Innova.  Innova has grown from an initial market capitalization of’ $67 million to a current market valuation of almost $200 million. Mr. Vickers has 30 years of experience with resource based companies.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
Logan Resources Ltd.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Form 51-102F3

Material Change Report

Item 1              Name and Address of Company

Logan Resources Ltd.
570-789 West Pender Street
Vancouver, BC  V6C 1H2

Item 2              Date of Material Change

June 24, 2005

Item 3              News Release

The news release was issued on June 24, 2005 through the facilities of Stockwatch and Market News.

Item 4              Summary of Material Change

The Company announced the appointment of a new director.

Item 5              Full Description of Material Change

See attached news release.

Item 6              Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7              Omitted Information

None

Item 8              Executive Officer

For more information, please contact Seamus Young at 604.689.0299.

DATED:               June 24, 2005

Per:	“Seamus Young”
SeamusYoung President